Exhibit 10.1

April 16, 2021

Regi Vengalil

I am pleased to offer you a full-time position with Metromile, Inc. (the “Company” as its Chief Financial Officer commencing on or before May 24, 2021.

Duties and Responsibilities. You will report to the CEO of the Company. You shall have such job duties and responsibilities commensurate with and customary for your position, which duties may change from time-to-time as the Company’s business needs and market conditions change.

Compensation. You will be paid a starting salary of $375,000 per year (less required deductions and withholdings), which will be paid semi-monthly in accordance with the Company’s normal payroll procedures. Your position is considered “exempt” for purposes of state and federal wage-and-hour laws, which means you are not eligible for overtime pay.

Sign-on Bonus. Metromile will pay to you a one-time bonus of $50,000 (the “Sign-On Bonus”), less applicable tax withholdings, payable in the first semi-monthly payroll following your employment start date with the Company. The bonus may be used at your own discretion and will be considered taxable income. You will earn, and be permitted to retain, the full amount of the Bonus if you remain employed by the Company on your one-year anniversary of your employment start date with the Company, subject to the terms of this section. By signing below, you acknowledge and agree that should your employment with the Company terminate prior to your one-year anniversary for any reason, other than your death or disability, termination for Cause or for Good Reason, you will be required to repay the Company the full amount of the Bonus. Your signature below authorizes the Company, to the fullest extent permitted by law, to make deductions from any payment you are owed (including your final paycheck) to repay all or a portion of the sign-on Bonus. You agree that, if such deductions do not fully cover the repayment of the sign-on Bonus that is owed to the Company under this section, you will pay the Company the remaining balance within 90 days of your termination of employment.

Benefits. You will be eligible to participate in the Company’s Flexible Time Away policy as outlined in the employee handbook. In addition, as a regular, full-time employee of the Company, you will be eligible to participate in the employee benefit plans and programs currently and hereafter maintained by the Company and generally available to similarly situated senior employees of the Company. Your participation in such plans and programs is subject in each case to the terms and conditions of the plan or program in question, including any eligibility requirements for the plan or program.

At-Will Employment. Your employment with the Company is at will. This means that either you or the Company may terminate your employment at any time, for any reason. Should you choose to resign, the Company appreciates you providing two weeks’ written notice of your resignation.

Restricted Stock Units. If you decide to join the Company, it will be recommended to our Board of Directors (“Board”) that the Company grant you the equity awards below, subject to the Board’s approval. For purposes of determining the number of shares subject to grants denominated in dollars, the number of shares will be determined by dividing the dollar value of the grant by the volume weighted average pricing of the shares of the Company’s common stock on the Nasdaq Stock Market for the 30-calendar day period preceding your start date, rounded down to the nearest whole share.

(a) Time-Based Restricted Stock Units. A time-based restricted stock unit award (“Time-Based RSUs”) valued at $2,500,000 granted under the Metromile, Inc. 2021 Equity Incentive Plan (the “Plan”). The Time-Based RSUs shall be subject to time-based vesting, with a vesting commencement date corresponding to your start date with the Company. The grant shall be satisfied annually over four (4) years following the grant date, with 25% of the shares vesting in the quarter corresponding to the first anniversary of your hire date and the remaining 75% vesting quarterly thereafter, in all cases subject to your continued employment with the Company on each such vesting date.

(b) Performance-Based Restricted Stock Units. A performance-based vesting restricted stock unit award valued at $2,500,000 granted under the Plan (the “Performance-Based RSUs”). The Performance- shall vest as set forth on Exhibit A, and shall have a term of five years (from the grant date of such Performance-Based RSUs).

The Time-Based RSUs and Performance-Based RSUs shall provide for an automatic sell-to-cover arrangement in respect of applicable withholding taxes following the first release of shares from the Lockup (as defined in Exhibit A). Shares in respect of any vested portion of the Time-Based RSUs and Performance-Based RSUs shall be delivered to you as soon as reasonably practicable following the applicable vesting date but in no event later than two and one-half months after the end of the calendar year following the calendar year in which such Time-Based RSUs or Performance-Based RSUs, as applicable, vest. The Time-Based RSUs and Performance-Based RSUs shall also be subject to the provisions of the Plan and the applicable award agreement, provided, however, that the Company’s standard forms shall be revised to provide that any clawbacks for RSUs adopted by the Company shall be limited to those required to comply with the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable law.

No right to any RSU or shares is earned or accrued until such time that vesting occurs, and the grant does not confer any right to continued vesting (except as provided herein) or employment.

Background Check and Form I-9. The Company reserves the right to conduct background checks on all of its potential employees. Your job offer, therefore, is contingent on your consent to such background check and your clearance of the check. For purposes of federal immigration law, you will be required to provide to the Company documentary evidence of your identity and eligibility for employment in the United States. Such documentation must be provided to us within three (3) business days of your date of hire, or our employment relationship with you may be terminated.

Disclosure of Prior Relevant Agreements. You must disclose to the Company any and all agreements relating to your prior employment that may affect your eligibility to be employed by the Company or limit the manner in which you may be employed. It is the Company’s understanding that any such agreements will not prevent you from performing the duties of your position, and you represent that such is the case. Moreover, you agree that, during the term of your employment with the Company, you will not engage in any other employment, occupation, consulting or other business activity directly related to the business in which the Company is now involved or becomes involved during the term of your employment, and you will not engage in any other activities that conflict with your obligations to the Company, other than your service on the board of directors of Porch and your involvement with not-for-profit, industry, professional and educational activities to the extent they do not materially interfere with your responsibilities to the Company or your ability to obtain appropriate required clearance from a regulatory body. Similarly, you agree not disclose any third party confidential information to the Company, including that of your former employer. You further agree that you will not use any such information in performing your duties for the Company.

Agreement to Abide by Company Policies. As a Company employee, you will be expected to abide by the Company’s policies, rules, and standards. You will be required to sign an acknowledgment that you have read and understand the Company’s policies and rules of conduct which are included in the Company Handbook (which the Company will soon distribute).

At-Will Employment, Confidential Information, Invention Assignment and Arbitration Agreement (“Confidential Information and Arbitration Agreement”). As a condition of your employment, you will be required to sign and comply with the Company’s At-Will Employment, Confidential Information, Invention Assignment and Arbitration Agreement which requires, among other provisions, the assignment of patent rights to any invention made during your employment at the Company, and non-disclosure of Company proprietary information. As set forth more fully in the Confidential Information and Arbitration Agreement, in the event of any dispute or claim relating to or arising out of our employment relationship, you and the Company agree that (i) any and all disputes between you and the Company shall be fully and finally resolved by binding arbitration, (ii) you are waiving any and all rights to a jury trial (but all court remedies will be available in arbitration), (iii) all disputes shall be resolved by a neutral arbitrator who shall issue a written opinion, (iv) the arbitration shall provide for adequate discovery, and (v) the Company shall pay all the arbitration fees, except an amount equal to the filing fees you would have paid had you filed a complaint in a court of law. Please note that we must receive your executed Confidential Information and Arbitration Agreement before your first day of employment.

Severance in the Event of Qualifying Termination Absent a Change of Control. If, at any time, the Company terminates your employment without Cause (other than as a result of your death or disability) or you resign for Good Reason (either such termination referred to as a “Qualifying Termination”), provided such termination or resignation constitutes a Separation from Service (as defined under Treasury Regulation Section 1.409A-1(h), without regard to any alternative definition thereunder, a “Separation from Service”), then subject to Sections below titled “Limitation on Severance Benefits / Clawback and Recovery”, “Conditions to Receipt of Severance Benefits and Accelerated Vesting” and “Return of Company Property” below and your continued compliance with the terms of this Agreement (including without limitation the Confidentiality Agreement), the Company will provide you with the following severance benefits (the “Non-CIC Severance Benefits”):

(a) Cash Severance. The Company will pay you, as cash severance, twelve (12) months of your base salary in effect as of your Separation from Service date, less standard payroll deductions and tax withholdings (the “Severance”). The Severance will be paid in installments in the form of continuation of your base salary payments, paid on the Company’s ordinary payroll dates, commencing on the Company’s first regular payroll date that is more than sixty (60) days following your Separation from Service date, and shall be for any accrued base salary for the sixty (60)-day period plus the period from the sixtieth (60th) day until the regular payroll date, if applicable, and all salary continuation payments thereafter, if any, shall be made on the Company’s regular payroll dates.

(b) COBRA Severance. The Company will continue to pay the cost of your health care coverage in effect at the time of your Separation from Service for a maximum of twelve (12) months, either by reimbursing you for or paying directly (at the Company’s discretion) your COBRA premiums to continue such coverage (the “COBRA Severance”). The Company’s obligation to pay the COBRA Severance on your behalf will cease if you obtain health care coverage from another source (e.g., a new employer or spouse’s benefit plan), unless otherwise prohibited by applicable law. You must notify the Company within two (2) weeks if you obtain coverage from a new source. This payment of COBRA Severance by the Company would not expand or extend the maximum period of COBRA coverage to which you would otherwise be entitled under applicable law. Notwithstanding the above, if the Company determines in its sole discretion that it cannot provide the foregoing COBRA Severance without potentially violating applicable law (including, without limitation, Section 2716 of the Public Health Service Act), the Company shall in lieu thereof provide to you a taxable monthly payment in an amount equal to the monthly COBRA premium that you would be required to pay to continue your group health coverage in effect on the date of your termination (which amount shall be based on the premium for the first month of COBRA coverage), which payments shall be made on the last day of each month regardless of whether you elect COBRA continuation coverage and shall end on the earlier of (x) the date upon which you obtain other coverage or (y) the last day of the twelfth (12th) calendar month following your Separation from Service date.

Severance in the Event of Qualifying Termination in Connection with a Change of Control. In the event of a Qualifying Termination that occurs within three (3) months prior to or within twelve (12) months following the closing of a Change of Control (as defined below), provided such Qualifying Termination constitutes a Separation from Service, then subject to Sections below “Limitation on Severance Benefits / Clawback and Recovery”, “Conditions to Receipt of Severance Benefits and Accelerated Vesting” and “Return of Company Property” and your continued compliance with the terms of this Agreement (including without limitation the Confidentiality Agreement), then the Company will provide you with the following severance benefits (the “CIC Severance Benefits”): (i) the Severance in the form and as set forth in Section above titled “Severance in the Event of Qualifying Termination Absent a Change of Control” (ii) the COBRA Severance, in the form and as set forth in Section above titled “Severance in the Event of Qualifying Termination Absent a Change of Control”; and (iii) the Company shall accelerate the vesting of any then-unvested Time-Based RSUs such that one hundred percent (100%) of such shares shall be deemed satisfied as of your Separation from Service date (the “Accelerated Vesting”).

Limitation on Severance Benefits / Clawback and Recovery. Under no circumstances will you be able to receive both the Non-CIC Severance Benefits and the CIC Severance Benefits. Any and all Non-CIC Severance Benefits and CIC Severance Benefits provided under this Agreement will be subject to recoupment in accordance with any clawback policy that the Company is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company’s securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable law. In addition, the Board may impose such other clawback, recovery or recoupment provisions as the Board determines necessary to comply with the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable law, including but not limited to a reacquisition right in respect of previously acquired shares of common stock of the Company or other cash or property upon the occurrence of a termination of employment for Cause.

Resignation Without Good Reason; Termination for Cause; Death or Disability. If, at any time, you resign your employment without Good Reason, or the Company terminates your employment for Cause, or if either party terminates your employment as a result of your death or disability, you will receive your base salary accrued through your last day of employment, as well as any unused vacation (if applicable) accrued through your last day of employment. Under these circumstances, you will not be entitled to any other form of compensation from the Company, including any Non-CIC Severance Benefits, CIC Severance Benefits, or Accelerated Vesting, as applicable, other than your rights to the vested portion of your Options or RSUs for the common stock of the Company, as the case may be, and any other rights to which you are entitled under the Company’s benefit programs.

Conditions to Receipt of Severance Benefits and Accelerated Vesting. Prior to and as a condition to your receipt of the Non-CIC Severance Benefits, the CIC Severance Benefits, or the Accelerated Vesting, you shall execute and deliver to the Company an effective release of claims in favor of and in a form acceptable to the Company (the “Release”) within the timeframe set forth therein, but not later than forty-five (45) days following your Separation from Service date, and allow the Release to become effective according to its terms (by not invoking any legal right to revoke it) within any applicable time period set forth therein (such latest permitted effective date, the “Release Deadline”).

Return of Company Property. Upon the termination of your employment for any reason, as a precondition to your receipt of the Non-CIC Severance Benefits, the CIC Severance Benefits, and the Accelerated Vesting, as applicable (if and as applicable), within five (5) business days after your Separation from Service Date (or earlier if requested by the Company), you must return to the Company all Company documents (and all copies thereof) and other Company property in your possession, custody or control, including, but not limited to, Company files, notes, financial and operational information, password and account information, customer lists and contact information, prospect information, product and services information, research and development information, drawings, records, plans, forecasts, pipeline reports, sales reports or other reports, payroll information, spreadsheets, studies, analyses, compilations of data, proposals, agreements, sales and marketing information, personnel information, specifications, code, software, databases, computer-recorded information, tangible property and equipment (including, but not limited to, computers, facsimile machines, mobile telephones, tablets, handheld devices, and servers), credit cards, entry cards, identification badges and keys, and any materials of any kind which contain or embody any proprietary or confidential information of the Company, and all reproductions thereof in whole or in part and in any medium, other than any document you would be required to retain by applicable law or produce in any investigation by a regulatory or governmental agency or court of competent jurisdiction. You further agree that you will make a diligent search to locate any such documents, property and information and return them to the Company within the timeframe provided above. You also must provide the Company all passwords, log-ins, administrative access, and any other information or access for and relating to any Company computer or other device that you have used to access or use the Company’s network, as well as any Company database or Company accounts with third parties which you established, administered, or to which you had access, and must terminate your access to such network and accounts and otherwise comply with any Company requests regarding all such access and accounts. In addition, if you have used any personal computer, server, or email system to receive, store, review, prepare or transmit any confidential or proprietary data, materials or information of the Company, then within five (5) business days after your Separation from Service date (or earlier if requested by the Company) you must provide the Company with a computer-useable copy of such information and permanently delete and expunge such confidential or proprietary information from those systems without retaining any reproductions (in whole or in part); and you agree to provide the Company access to that portion of your system containing or which contained such information, as requested, to verify that the necessary copying and deletion is done. If requested, you shall deliver to the Company a signed statement certifying compliance with this Section prior to the receipt of the Non-CIC Severance Benefits, the CIC Severance Benefits, or the Accelerated Vesting, as applicable.

Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

“Cause” for termination will mean your: (a) commission or conviction (including a guilty plea or plea of nolo contendere) of any felony or any other crime involving fraud, dishonesty or moral turpitude; (b) commission or attempted commission of or participation in a fraud or act of dishonesty or misrepresentation against the Company; (c) material breach of your duties to the Company; (d) intentional damage to any property of the Company causing material harm to the Company; (e) gross misconduct, or other material violation of Company policy that causes, or reasonably could be anticipated to cause, harm; (f) material violation of any written and fully executed contract or agreement between you and the Company, including without limitation, material breach of your Confidentiality Agreement, or of any Company policy, or of any statutory duty you owe to the Company The determination that a termination is for Cause shall be made by the Company in its sole discretion.

You shall have “Good Reason” for resigning from employment with the Company if any of the following actions are taken by the Company without your prior written consent: (a) a material reduction in your base salary (unless pursuant to a salary reduction program applicable generally to the Company’s similarly situated employees of not more than 25%) or reduction in your eligibility to the incentive equity grants noted above or for other bonuses and benefits; (b) a material reduction in your duties (including responsibilities and/or authorities) or title, provided, however, that a change in job position shall not be deemed a “material reduction” in and of itself unless your new duties are materially reduced from the prior duties; or (c) relocation of your principal place of employment to a place that increases your one-way commute by more than 25 miles as compared to your then-current principal place of employment immediately prior to such relocation. In order to resign for Good Reason, you must provide written notice to the Board within 30 days after the first occurrence of the event giving rise to Good Reason setting forth the basis for your resignation, allow the Company at least 30 days from receipt of such written notice to cure such event, and if such event is not reasonably cured within such period, you must resign from all positions you then hold with the Company not later than 30 days after the expiration of the cure period.

Entire Agreement. This letter, along with the Confidential Information and Arbitration Agreement, the Plan and any applicable Plan award agreement, set forth the entire agreement between you and the Company regarding the terms of your employment. By signing below, you are agreeing to these terms, and you acknowledge and agree that you are not relying on any representations, promises or statements, oral or written, other than those contained in this letter and the Confidential Information and Arbitration Agreement. This letter, including, but not limited to, its at-will employment provision, may not be modified or amended except by a written agreement signed by the CEO of the Company and you. This offer of employment will terminate if it is not accepted, signed and returned by April 20, 2021.

To accept the Company’s offer, please sign and date this letter in the space provided below. We look forward to your acceptance of this offer and to working with you at Metromile, Inc.

Sincerely,

/s/ Dan Preston
Dan Preston, CEO

ACCEPTED AND AGREED:

/s/ Regi Vengalil	2021-04-16	May 24, 2021
Regi Vengalil	Date	Anticipated Start Date

Mailing Address:	7557 Earl Ave NW Seattle, WA 98117

Exhibit A

Performance-Based RSU Terms

Capitalized terms that are not otherwise defined in this Exhibit A or the corresponding agreement shall have the meanings set forth in the Plan.

The terms below shall apply to your Performance-Based RSUs subject to your Continuous Service through the applicable vesting date:

1) $416,666 of the value of the Performance-Based RSUs shall vest upon the date on which the Company first achieves an active number of “policies in force” greater than or equal to 250,000, as determined by the Board in its sole discretion.

2) $416,666 of the value of the Performance-Based RSUs shall vest upon the date on which the Company first achieves an active number of “policies in force” greater than or equal to 500,000, as determined by the Board in its sole discretion.

3) $833,334 of the value of the Performance-Based RSUs shall vest upon the date on which the Company first achieves a positive operating cashflow (excluding marketing expenses, device expenses, new business underwriting expenses and reinsurance expenses) for a period of at least one financial quarter, as determined by the Board in its sole discretion and based on the Company’s books and records.

4) $833,334 of the value of the Performance-Based RSUs shall all vest upon the achievement of a $25 per share price of the Company’s common stock for any twenty (20) Trading Days within any thirty (30) Trading Day period (the “Share-Based Milestone”). Notwithstanding the foregoing, the Share-Based Milestone shall be deemed satisfied as set forth in the table below in connection with a Change of Control (as defined in the Plan) that occurs prior to February 15, 2025 in connection with which the price per share shall be the per share value paid for all of the shares of each class of common stock of the Company or any successor entity in connection with a Change of Control as of the date thereof. In the event of a stock-for-stock acquisition, the value of the acquiror’s shares shall be valued based on the volume weighted average closing price over the 60-day period ending on and including the trading day occurring on the day prior to consummation of such Change of Control.

Price per share	Percentage of Performance-Based RSUs Subject to the Share-Based Milestone Vesting
At least $25 but less than $30	33%
At least $30 but less than $35	66%
At least $35	100%

If the Share-Based Milestone is not met on or before February 15, 2025, all Performance-Based RSUs that are subject to the Share-Based Milestone will be forfeited. In the event of a Change of Control, the vesting conditions for all Performance-Based RSUs, other than the Performance-Based RSUs subject to the Share-Based Milestone (which shall vest in accordance with (4) above), shall be deemed to have been achieved as of the closing of such Change of Control in the proportion set forth in the table above (e.g. if the price per share is less than $25, none of the Performance-Based RSUs shall be deemed to have been achieved, if the price per share is $35 or more, all of the Performance-Based RSUs shall be deemed to have been achieved etc.).

Notwithstanding anything in this Exhibit A to the contrary, if vesting conditions for Performance-Based RSUs are otherwise met prior to the first release of shares from any applicable lockup agreement restricting shares of the Company’s common stock (the “Lockup”), the Performance-Based RSUs will not vest until following the first release of shares from the Lockup.

Any of the share amounts and share prices for Performance-Based RSUs shall be automatically adjusted in the event of stock splits, any extraordinary dividend or other extraordinary distribution, combinations and the like occurring prior to the date of grant.